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                                                                Exhibit 3.3


Secretary of State
State of Wyoming
The Capital
Cheyenne, Wyoming  82002-0020



                              ARTICLES OF AMENDMENT
                                (By Shareholders)



         1. The name of the corporation is Interactive Technologies Corporation, Inc.

         2. Article One is amended as follows: "The name of the Corporation is Airtech International Group, Inc."

         3. Article Four is amended to change the par value per share of Common Stock from $0.01 to $0.05, in accordance with and as a result of a one for five reverse split of Common Stock, adopted by the Shareholders on October 5, 1998.

         4. The Amendments were adopted on October 5, 1998 by a vote of the Shareholders.

         5. The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the Amendment were: 25,251,885 and the number of votes of each voting group indisputably represented at the meeting were 15,019,690.

         6. The number of votes cast for the Amendments by each voting group entitled to vote on the Amendments were sufficient for approval by that voting group.

         7. These Articles of Amendment are in replacement and in lieu of the Articles of Amendment of the Corporation filed on October 16, 1998 and misplaced of record by the Secretary of State of Wyoming. These Articles of Amendment shall be deemed for all purposes to have an effective file date of October 16, 1998.



                                           /s/ C. J. Comu
                                           -------------------------------------
                                           C. J. Comu, Chairman of the Board of
                                           Directors

                                           Executed on April 28, 2000, to be
                                           effective as of October 16, 1998.